SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER 2007

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007

Grupo TMM, S.A.B.

By:
______________________________________
Juan Fernández Galeazzi
Financial Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated October 25, 2007 (GRUPO TMM REPORTS THIRD-QUARTER AND NINE MONTHS 2007 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Third-Quarter and nine-months 2007

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-525-55-629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner
Investor Relations
011-525-55-638-8725 or 203-247-2420
(brad.skinner@tmm.com.mx)

Monica Azar
Manager, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext. 3421
(monica.azar@tmm.com.mx)

GRUPO TMM REPORTS THIRD-QUARTER
AND NINE-MONTHS 2007 FINANCIAL RESULTS

 •  Consistent quarter-over-quarter improvement
 •  Reduction of high interest debt accomplished

(Mexico City, October 25, 2007) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM”or the “Company”), a Mexican multi-modal transportation and logistics company, reported today its financial results for the third quarter and nine months of 2007.

MANAGEMENT OVERVIEW

Javier Segovia, president of Grupo TMM, said, “During the past three quarters TMM has consistently improved its operating profit performance and substantially exceeded year-to-year comparisons in revenues and transportation income. With a reduction in high interest debt described later in this report, and with continued expansion in revenues and profit in the fourth quarter, the Company will demonstrate that it will move to a sustainable net income position throughout 2008. The future of the Company is now certain, and throughout 2008 improvements in its balance sheet and cash flow will be clear.”

Segovia continued, “We are pleased that Pemex is moving forward with its decision to renew its product tanker fleet and will announce in the next 30 days the final terms of the first five product tankers they intend to acquire through a financial lease, and by year end will announce the terms for five product tankers under bare boat and ship management contracts. These five bare boat contracts will be awarded during the first half of 2008. We have arranged for the financing of those acquisitions if bids are awarded to us, and we believe our Maritime division is well positioned for these opportunities that will prove highly accretive to shareholder value. “On the offshore side, we successfully renewed two supply vessel contracts for a three-year period that started in October. The improved offshore vessel mix of our fleet is producing a higher than average yield. We anticipate the offshore side of our business will continue to grow, as Pemex has announced an expansion of approximately 69 additional vessels through 2011. This initiative will follow the Mexican Navigation Law as a way to first award contracts to companies that are Mexican owned and flagged. This expansion process will provide even more momentum to all service providers in cabotage including our own Maritime business.

“As we said in our last conference call, we continue to target single digit consolidated SG&A as a percent of the total revenues of the Company. Our cash position as of the end of September was $97 million, which allows the Company to not only provide for the down payment of vessels as bids are awarded but to also support Logistics with highly accretive programs and working capital as this division’s turn around continues.

“With the settlement of the arbitration with Kansas City Southern, TMM received $54.1 million in cash and with these funds we were able to pay down $50 million of our securitization facility program, which will reduce our interest expenses by $6.25 million annually going forward. As capital and cash have now become available we have been able to fix the Logistics division and to support the plan we presented in 2006. In the fourth quarter the EBITDA run rate for Logistics as we enter 2008 will exceed $17 million as we have discussed in the past. ”

Segovia added, “I would like to stress that the Company continues to actively pursue alternatives to extend the maturity and reduce the costs of the Company’s corporate debt as we are committed to generate EBIT in excess of our financial costs. We believe that every quarter we are closer to that goal.”

Segovia continued, “After 12 years with TMM, Brad Skinner is pursuing a new venture in the United States. Our best wishes to Brad in this new endeavor. I would like to reaffirm that the plan and program which Brad designed and managed for TMM Logistics is in full implementation mode. Jose Jorge Masvidal will be leading our Logistics division going forward. Jose Jorge joined Grupo TMM in 2005 as the corporate IT director, and since August 2007 has served as a transitional director of the Logistics division in a joint effort with Brad Skinner. Prior to joining TMM, Jose Jorge served as chief information officer for TFM, now Kansas City Southern de Mexico. He has broad experience in technology infrastructure, IT platform development, logistics, strategic planning, organization and operations.”

Segovia concluded, “Throughout the fourth quarter, incremental profit opportunities will occur as we anticipate an improvement of at least $5 million of transportation income. We should achieve this with the addition of two new product tankers under time charter contracts, an increase in the revenues and fleet mix of our offshore fleet, a ramp up to full capacity of our auto hauling truck fleet, the full impact of the high Port season, and the impact of high freight season in our warehousing and general freight trucking division. TMM’s fourth quarter results will set the stage for a very profitable 2008 performance.”

FINANCIAL RESULTS

Comparing the third quarter of 2007 with the third quarter of 2006, TMM reported the following results:
     •  Revenues of $76.9 million, up 30.3 percent from $59.0 million
     •  Transportation income of $5.2 million, up 48.6 percent from $3.5 million
     •  Operating margin of 6.8 percent, up 0.8 percentage points
     •  EBITDA of $12.0 million, up 39.5 percent from $8.6 million
     •  Net loss of $45.6 million compared to a net loss of $8.0 million

Comparing the nine months of 2007 with the nine months of 2006, TMM reported the following results:
     •  Revenue of $218.8 million, up 19.8 percent from $182.7 million
     •  Transportation income of $18.2 million, up 2.2 times from $8.4 million
     •  Operating margin of 8.3 percent, up 3.7 percentage points
     •  EBITDA of $38.3 million, up 55.1 percent from $24.7 million
     •  Net loss of $51.3 million compared to net income of $63.5 million

Net loss in the 2007 period was impacted by a one time write-off of $38.6 million in the third quarter of 2007 resulting from the settlement of two accounts receivable from Kansas City Southern.

Increased consolidated transportation income is mainly due to improved transportation income in the Maritime division of $2.8 million in the third quarter of 2007 and $10.9 million in the nine months of 2007 compared to the same periods last year.

SG&A of $10.7 million in the third quarter increased 40.8 percent, or $3.1 million compared to the same period last year. SG&A in the first nine months of 2007 increased 16.9 percent, or $4.2 million, over the same period of 2006. The increase in the nine-month period of 2007 was attributable to one-time expenses incurred in the third quarter, which included $0.2 million of severance payments at the Logistics division and $0.2 million of start-up costs in the Company’s new auto hauling business; increased costs of $0.9 million resulting from annual cost of living adjustments to employee’s salaries and $0.6 million attributable to the Company’s new warehouse business. Additionally, in the 2006 period the Company recognized a benefit of approximately $2.0 million from the disposition of non-operating assets.

Net financial cost in the third quarter of 2007 was $11.8 million, which included an exchange gain of $2.0 million, increasing $0.4 million from a net financial cost incurred in the same period of 2006 of $11.4 million, which included an exchange gain of $1.5 million. This increase was mainly attributable to $6.2 million of financial expenses associated with the Company’s securitization program, to $5.7 million of interests associated with the Company’s trust certificates program, and to $1.1 million of interests related to the acquisition of two chemical tankers. This increase was partially decreased by costs incurred in the 2006 period, by $9.4 million of financial expenses related to the Company’s 2007 Notes and by $1.9 million in prepayments of maritime assets and other debt.

Net financial cost in the first nine months of 2007 was $32.8 million which included an exchange gain of $1.5 million decreasing $12.9 million from a net financial cost incurred in the same period of 2006 of $45.7 million, which included an exchange loss of $0.8 million. The decrease in the 2007 period resulted mainly from costs incurred in the 2006 period of $37.6 million attributable to financial expenses related to the Company’s 2007 Notes and to $3.4 million in prepayments of maritime assets and other debt. Additionally, in the first nine months of 2007, TMM incurred $20.0 million of financial expenses associated with the Company’s securitization program, $5.7 million of interests associated with the Company’s trust certificates program, $1.5 million of interests related to the acquisition of two chemical tankers, and prepaid $1.0 million of maritime assets.

BALANCE SHEET

As of September 30, 2007, TMM’s total book value of debt was $505.0 million*. This debt is supported by approximately $374.0 million of long-term contracted revenues. The total market value of the Company’s maritime assets is estimated to exceed their book value by $56 million.

**Proforma Total Net Debt as of September 30, 2007
(Millions of dollars)

Trust Certificates (1)	$265.5
Securitization Facility (2)	$130.4
Two Chemical Tankers	$49.5
Other debt	$11.6
Proforma Total Debt	$457.0
Cash on hand	$97.6
Proforma Total Net Debt	$359.4

*     Includes $7.5 million of accrued unpaid interest and is reduced by $24.4 million of related expenses to be amortized over time
**   Book value of debt
(1).  20-year term peso denominated debt
(2).  Outstanding balance of securitization facility after paying down $50.0 million on October 15th

INVESTMENT IN FIXED ASSETS
As of September 30, 2007, the Company invested $95.5 million in fixed assets, which included: $41.1 million in the acquisition of two chemical tankers, $37.1 million in the acquisition of auto hauling equipment and $17.3 million in the acquisition of trucks, trailers, operating equipment and other assets.

DIVISIONAL RESULTS (All numbers in thousands)

Third Quarter 2007

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	44,671	31,150	1,174	(73)	76,922

Costs	31,483	28,516	1,080	(76)	61,003

Gross Result	13,188	2,634	94	3	15,919

Gross Margin	29.5%	8.5%	8.0%	n/a	20.7%

SG & A	1,278	1,959	426	7,006	10,669

Transportation Income	11,910	675	(332)	(7,003)	5,250

Operating Margin	26.7%	2.2%	(28.3%)	n/a	6.8%

Third Quarter 2006

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	38,158	20,026	1,017	(147)	59,054

Costs	27,763	19,200	1,168	(209)	47,922

Gross Result	10,395	826	(151)	62	11,132

Gross Margin	27.2%	4.1%	(14.8%)	n/a	18.9%

SG & A	1,293	622	455	5,246	7,616

Transportation Income	9,102	204	(606)	(5,184)	3,516

Operating Margin	23.9%	1.0%	(59.6%)	n/a	6.0%

Nine Months 2007

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	132,049	81,167	5,852	(223)	218,845

Costs	95,008	73,352	3,408	(228)	171,540

Gross Result	37,041	7,815	2,444	5	47,305

Gross Margin	28.1%	9.6%	41.8%	n/a	21.6%

SG & A	3,591	5,728	1,251	18,563	29,133

Transportation Income	33,450	2,087	1,193	(18,558)	18,172

Operating Margin	25.3%	2.6%	20.4%	n/a	8.3%

Nine Months 2006

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	106,292	71,792	4,850	(223)	182,711

Costs	79,860	66,273	3,538	(320)	149,351

Gross Result	26,432	5,519	1,312	97	33,360

Gross Margin	24.9%	7.7%	27.1%	n/a	18.3%

SG & A	3,887	4,055	1,237	15,764	24,943

Transportation Income	22,545	1,464	75	(15,667)	8,417

Operating Margin	21.2%	2.0%	1.5%	n/a	4.6%

SEGMENT RESULTS

Maritime

Comparing the third quarter of 2007 with the third quarter of 2006:
     •  Offshore revenues increased 25.4 percent to $15.2 million due mainly to an improved revenue mix
     •  Product tanker revenues increased 10.0 percent to $17.3 million due mainly to one additional vessel in operation. Increased revenues in this segment were partially offset by revenue losses from one vessel operating in the spot market during this period, as tariffs were volatile during the third quarter
     •  Chemical tanker revenues improved 17.0 percent to $9.2 million due mainly to higher tariffs and to $0.6 million of incremental revenues from customer related demurrages
     •  Consolidated gross profit improved 26.6 percent. Gross profit in the offshore segment improved 47.2 percent to $7.1 million, and in the chemical tanker segment improved 308.9 percent to $1.9 million due mainly to the purchase of two vessels that were previously leased, which impacted gross profit in the quarter by $0.7 million

Comparing the nine months of 2007 with the nine months of 2006:
     •  Offshore revenues improved 28.6 percent to $48.5 million due mainly to an 18.5 percent tariff increase, to one additional vessel in operation and to a 42.0 percent decrease in dry docking days
     •  Product tanker revenues increased 31.3 percent to $50.1 million due mainly to two more vessels in operation and to improved utilization, from 90 percent to 100 percent
     •  Chemical tanker revenues improved 13.0 percent to $25.1 million due mainly to higher volumes and higher tariffs
     •  Harbor towing revenue decreased 1.7 percent to $8.0 million due mainly to a change in routes of container and refrigerated cargo
     •  Consolidated gross profit improved 40.0 percent. Gross profit in the offshore segment increased 79.1 percent to $20.0 million, and in the chemical tanker segment improved 165.7 percent to $3.3 million due mainly to the purchase of two vessels that were previously leased

Logistics

Comparing the third quarter of 2007 with the third quarter of 2006:
     •  Trucking revenues increased 30.6 percent to $11.1 million due to improved freight volumes as a result of new tractors and trailers in operation
     •  Warehousing operations contributed $4.6 million of revenues and $1.3 million of gross profit reflective of the start of the peak season
     •  Auto hauling contributed $2.9 million of revenues; however planned start-up costs impacted the division’s results
     •  Maintenance and repair revenues increased 112.6 percent to $2.0 million due to the rehabilitation and expansion of maintenance facilities
     •  Inbound logistics revenues improved 13.0 percent to $5.8 million due to increased volumes from a new client; however revenues were offset by $0.5 million from a disruption of natural gas supply
     •  Automotive revenues decreased $0.2 million to $2.6 million; however gross profit improved 5.8 times to $0.4 million due to cost reductions
     •  Consolidated gross profit improved 3.2 times to $2.6 million mainly due to a gross profit increase in the maintenance and repair segment

Comparing the nine months of 2007 with the nine months of 2006:
     •  Trucking revenues increased 20.0 percent to $31.0 million due to expanded tractor and trailer fleets and growing customer contracts and volumes
     •  Warehousing operations contributed $12.2 million of revenues and $3.4 million of gross profit
     •  Maintenance and repair revenues improved 78.1 percent to $5.4 million due mainly to refurbished facilities and new international accounts at port facilities
     •  Inbound logistics revenues remained unchanged at $15.7 million due mainly to a decrease in production in the automobile industry export output in the first and second quarters of 2007
     •  Consolidated gross profit improved 41.7 percent, mainly attributable to a gross profit increase of 152.2 percent in the maintenance and repair segment, from $0.9 million to $2.3 million and to a 58.6 percent cost reduction in the automotive segment

Ports and Terminals

Comparing the third quarter of 2007 with the third quarter of 2006:
     •  Consolidated revenues improved 15.4 percent, and consolidated transportation income improved from a loss of $0.6 million to a loss of $0.3 million
     •  Revenues at Acapulco increased 19.0 percent to $0.7 million due mainly to a 26.7 percent increase in auto handling revenues

Comparing the nine months of 2007 with the nine months of 2006:
     •  Consolidated revenues improved 20.7 percent, and consolidated transportation income increased from $75,000 dollars to $1.2 million mainly due increased activity at the Port of Acapulco
     •  Revenues at Acapulco increased 30.7 percent to $4.3 million due mainly to a 53.3 percent revenue increase in the cruise ship business segment, as two major liners that had changed routes last year re-scheduled calls at this Port
     •  Auto handling revenues at Acapulco increased 5.5 percent to $1.3 million, as export volumes to Japan and South America improved from 28,234 automobiles to 29,244
CONFERENCE CALL

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Friday, October 26 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial 866-542-4238 (domestic) or 416-641-6127 (international) and provide conference ID 3238423 at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=42831.

A replay of the conference call will be available through Friday, November 2, at 11:59 p.m. Eastern Time, by dialing 800-408-3053 or 416-695-5800 and entering conference ID 3238423. On the Internet, a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=42831.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in new businesses; risks associated with the Company’s reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A.B. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended		Year ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenue from freight and services	76.922	59.054	218.845	182.711

Cost of freight and services	(56.473)	(44.354)	(158.808)	(139.436)

Depreciation of vessels and operating equipment	(4.530)	(3.568)	(12.732)	(9.915)

	15.919	11.132	47.305	33.360

Administrative expenses	(10.669)	(7.616)	(29.133)	(24.943)

Transportation income	5.250	3.516	18.172	8.417

Other (expenses) income - Net	(0.660)	0.091	2.503	(0.370)

Operating Income	4.590	3.607	20.675	8.047

Financial (expenses) income - Net	(13.794)	(12.889)	(34.289)	(44.845)

Exchange gain (loss) - Net	1.966	1.513	1.534	(0.843)

Net financial cost	(11.828)	(11.376)	(32.755)	(45.688)

Loss before taxes	(7.238)	(7.769)	(12.080)	(37.641)

Benefit (provision) for taxes	0.223	0.847	(0.576)	3.646

Net loss before discontinuing operations	(7.015)	(6.922)	(12.656)	(33.995)

Income from disposal discontinuing business	(38.563)	(0.781)	(38.563)	98.610

Net (Loss) income for the period	(45.578)	(7.703)	(51.219)	64.615

Attributable to :

Minority Interest	0.007	0.295	0.073	1.068

Equity holders of GTMM, S.A.B.	(45.585)	(7.998)	(51.292)	63.547

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
(Loss) Income earnings per share (dollars / share)	(0.80)	(0.14)	(0.90)	1.12

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
(Loss) Income earnings per share (dollars / share)	(0.80)	(0.14)	(0.90)	1.12

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S.A.B. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	September 30,	December 31,
	2007	2006

Current assets:
Cash and cash equivalents	97.584	38.666

Accounts receivable
Accounts receivable - Net	45.148	40.599

Other accounts receivable	33.201	28.426

Prepaid expenses and others current assets	13.027	9.882

Account receivable to KCS	54.137	51.113

Total current assets	243.097	168.686

Long-term account receivable to KCS		40.000

Property, machinery and equipment - Net	349.313	279.335

Other assets	35.883	34.602

Deferred taxes	112.833	112.833

Total assets	741.126	635.456

Current liabilities:
Bank loans and current maturities of long term liabilities	28.759	27.555

Sale of accounts receivable	17.982	16.727

Suppliers	24.499	20.422

Other accounts payable and accrued expenses	46.609	37.839

Total current liabilities	117.849	102.543

Long–term liabilities:
Bank loans and other obligations	297.871	141.401

Sale of accounts receivable	160.402	172.617

Other long–term liabilities	27.752	27.551

Total long–term liabilities	486.025	341.569

Total liabilities	603.874	444.112

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	29.149	80.440

Initial accumulated translation loss	(17.757)	(17.757)

Cummulative translation adjusted	(1.603)	(1.173)

	130.947	182.668

Minority Interest	6.305	8.676

Total stockholders’ equity	137.252	191.344

Total liabilities and stockholders’ equity	741.126	635.456

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended		Year ended
	September 30,		September 30,
	2007	2006	2007	2006

Cash flow from operation activities:
Net loss before discontinuing operations	(7.015)	(6.922)	(12.656)	(33.995)

Charges (credits) to income not affecting resources:
Depreciation & amortization	6.757	5.097	20.094	16.274

Deferred Income Taxes		(1.770)		(5.171)

Other non-cash items	5.240	(0.726)	3.642	16.441

Total non-cash items	11.997	2.601	23.736	27.544

Changes in assets & liabilities	(3.338)	13.900	26.800	5.286

Total adjustments	8.659	16.501	50.536	32.830

Net cash provided (used in) by operating activities	1.644	9.579	37.880	(1.165)

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.163	0.188	6.997	9.089

Payments for purchases of assets	(30.242)	(38.543)	(78.591)	(135.298)

Acquisition of share of subsidiaries		(0.392)	(3.771)	(19.462)

Paid to minority partners			(2.450)	(1.680)

Dividends from non-consolidated subsidiaries	0.195		0.195

Net cash used in investment activities	(29.884)	(38.747)	(77.620)	(147.351)

Proceeds from discontinued business and Sale of share of subsidiaries (net)		3.139		71.854

Cash flow provided by financing activities:

Short-term borrowings (net)	(1.883)		0.434	(0.150)

Sale (repurchase) of accounts receivable (net)	(10.001)	191.624	(30.139)	191.624

Repayment of long-term debt	(158.987)	(179.985)	(179.514)	(550.071)

Proceeds from issuance of long-term debt	255.377	30.340	307.877	121.803

Net cash provided (used in) by financing activities	84.506	41.979	98.658	(236.794)

Net increase (decrease) in cash	56.266	15.950	58.918	(313.456)

Cash at beginning of period	41.318	71.403	38.666	400.809

Cash at end of period	97.584	87.353	97.584	87.353

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Third-Quarter and Nine Months 2007

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.